(As filed March 18, 2003)
                                                               File No. ________
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
          ____________________________________________________________

                                    FORM U-1
                                   APPLICATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          _____________________________________________________________

                             Energy East Corporation
                                 P.O. Box 12904
                              Albany, NY 12212-2904

                   (Name of company filing this statement and
                     address of principal executive offices)


          _____________________________________________________________

                             Energy East Corporation

                 (Name of top registered holding company parent)
          _____________________________________________________________

                               Kenneth M. Jasinski
              Executive Vice President and Chief Financial Officer
                             Energy East Corporation
                                 P.O. Box 12904
                              Albany, NY 12212-2904

                     (Name and address of agent for service)

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:


   Frank Lee, Esq.                        Tia S. Barancik
   Huber Lawrence & Abell                 LeBoeuf, Lamb, Greene & MacRae, L.L.P.
   605 Third Avenue                       125 West 55th Street
   New York, New York 10158               New York, NY 10019-5389
   Telephone: (212) 682-6200              Telephone: (212) 424-8455
                                              Facsimile: (212) 424-8500

                                TABLE OF CONTENTS
                                                                            Page

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION...................................1

         A. REQUEST............................................................1

         B. DESCRIPTION OF THE PARTIES TO THE TRANSACTION......................1

                  1. Energy East...............................................1

                  2. Public Utility Operations of Energy.......................2

                  3. Non-Utility Affiliates of Energy East.....................3

         C. PROVISION OF SERVICES BY SHARED SERVICES...........................3

         D. SHARED SERVICES AND EEMC CONTRASTED................................7

ITEM 2.  FEES, COMMISSIONS AND EXPENSES........................................8

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.......................................8

ITEM 4.  REGULATORY APPROVALS..................................................9

         A. NEW YORK PUBLIC SERVICE COMMISSION ("NYPSC").......................9

         B. MAINE PUBLIC UTILITIES COMMISSION ("MPUC")........................10

         C. MASSACHUSETTS DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY
            ("MDTE")..........................................................11

         D. CONNECTICUT DEPARTMENT OF PUBLIC UTILITY CONTROL ("DPUC").........11

ITEM 5.  PROCEDURE............................................................11

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS....................................12

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS..............................12

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

     A.  REQUEST

         Energy East Corporation, a New York corporation ("Energy East"), is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). This Application/Declaration seeks the authorization and approval of the Commission with respect to the provision of certain intra-system services. Specifically, Energy East requests that the Commission approve the designation of a to-be-formed wholly-owned subsidiary Energy East Shared Services Corporation, a Delaware corporation ("Shared Services"), as a subsidiary service company in accordance with the provisions of Rule 88 under the Act and find that Shared Services will be so organized and will conduct its operations as to meet the requirements of Section 13 of the Act and the Commission's rules under the Act.

     B.  DESCRIPTION OF THE PARTIES TO THE TRANSACTION

     1.  Energy East

         Energy East is currently a registered public utility holding company. Through its subsidiaries, Energy East is a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire serving approximately 1.8 million electricity customers and 900,000 natural gas customers. Energy East has corporate offices in New York and Maine. Energy East's common stock is publicly traded on the New York Stock Exchange under the symbol "EAS." On May 1, 1998, Energy East became the parent of New York State Electric & Gas Corporation ("NYSEG").1 On February 8, 2000, Energy East became the parent of Connecticut Energy Corporation,2 and on September 1, 2000, Energy East became the parent of CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources.3

         On June 27, 2002, the Commission issued an order authorizing the acquisition of RGS Energy Group. Inc. ("RGS") by Energy East, File No. 70-9901, pursuant to which RGS became a direct subsidiary of Energy East (the "Merger").4 As described in the Merger Order, Energy East acquired the common shares of RGS for cash and Energy East common stock. A more complete description of the acquisition of RGS is contained in the Merger U-1 Application, which description is hereby incorporated by reference herein. The Merger was completed on June 28, 2002.

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1    Energy East Corp., et al., HCAR No. 26834 (Mar. 4, 1998).

2    Energy East Corp., et al., HCAR No. 27128 (Feb. 2, 2000).

3    Energy East Corp., et al., HCAR No. 27224 (Aug. 31, 2000).

4 Energy East Corp., et al., HCAR No. 35-27546 (June 27, 2002) (the "Merger Order").

     2.  Public Utility Operations of Energy East

         As described below, Energy East holds direct or indirect interests in the following public utility companies (the "Utility Subsidiaries"), each of which is wholly owned by companies within the Energy East system5:

     o NYSEG, a New York corporation and a wholly-owned direct subsidiary of RGS, which purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York;

     o RG&E, a New York corporation and a wholly-owned subsidiary of RGS, which generates, purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York;

     o The Southern Connecticut Gas Company ("Southern Connecticut Gas"), a Connecticut corporation and a wholly-owned subsidiary of Connecticut Energy, which is engaged in the retail distribution and transportation of natural gas in parts of Connecticut;

     o Central Maine Power Company ("Central Maine Power"), a Maine corporation and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under
          Section 3(a)(2), the common stock of which is wholly-owned by CMP Group, which is primarily engaged in purchasing, transmitting and distributing electricity in Maine;

     o Connecticut Natural Gas Corporation ("Connecticut Natural Gas"), a Connecticut corporation and a wholly-owned subsidiary of CTG Resources, which is primarily engaged in the retail distribution and transportation of natural gas to parts of Connecticut; and

     o The Berkshire Gas Company ("Berkshire Gas"), a Massachusetts corporation and a wholly-owned subsidiary of Berkshire Energy, which is engaged in the sale and distribution of natural gas in western Massachusetts.

     o Maine Natural Gas Corporation ("Maine Natural Gas"), a Maine corporation which distributes gas in Maine and which is a wholly-owned subsidiary of Energy East Enterprises, Inc. ("Energy East Enterprises"), a Maine corporation, a wholly-owned subsidiary of Energy East and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under
          Section 3(a)(1);


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5 Energy East also owns indirect interests in the following public utility companies: MEPCo, a Maine corporation, which owns and operates a 345kV transmission interconnection between the Maine - New Brunswick, Canada international border at Orient, Maine - Central Maine Power presently owns a 78.3% voting interest in MEPCo with the remaining interests owned by two other Maine utilities; NORVARCO, a Maine corporation, which holds a 50% general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator located in Chester, Maine, adjacent to MEPCo's transmission interconnection - NORVARCO is presently a wholly-owned subsidiary of Central Maine Power.

3.   Non-Utility Affiliates of Energy East

         Energy East also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act. With certain minor exceptions, the Commission determined that these non-utility interests could be retained by Energy East following its registration as a public utility holding company.6 Energy East's direct non-utility subsidiaries include: (1) RGS, the parent of NYSEG and RG&E; (2) Berkshire Energy, the parent of Berkshire Gas; (3) CMP Group, whose subsidiaries include Central Maine Power and Mainecom Services, a telecommunications service provider; (4) Connecticut Energy, the parent of Southern Connecticut Gas; (5) CTG Resources, the parent of Connecticut Natural Gas; (6) The Energy Network, Inc., whose subsidiaries focus on peaking generation, energy services and telecommunications; (7) Energy East Enterprises, Inc., which owns natural gas and propane air distribution companies and is developing gas storage in upstate New York;7 (8) Energy East Management Corporation ("EEMC"), an SEC-authorized service company for the Energy East holding company system which owns no public utility assets; and (9) Energy East Capital Trust I, a statutory business trust formed for the purpose of issuing trust preferred securities.

         In addition, RGS, Berkshire Energy, CMP Group, Connecticut Energy, CTG Resources, and Energy East Enterprises are all public utility holding companies exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(1) and Central Maine Power is a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(2). All of Energy East's subsidiaries are listed and described in its Annual Report on Form U5S.

     C.  PROVISION OF SERVICES BY SHARED SERVICES

         As stated above, Shared Services will be a wholly-owned direct subsidiary of Energy East. Shared Services capitalization will consist of 200 shares of common stock, par value $.01 per share. Initially, Shared Services working capital needs will be met through intercompany borrowings from Energy East pursuant to Rule 52(b). Shared Services proposes to provide the companies in the Energy East system with a variety of administrative and operations services. The services provided by Shared Services would be provided principally to the Utility Subsidiaries, but would also be provided to non-utility subsidiaries, including EEMC and to a limited extent Energy East, where appropriate and consistent with the economical and efficient performance of services at cost. Shared Services' activities would be conducted in accordance with service agreements (the "Service Agreements") that Shared Services will enter into with each of the companies that it serves. The form of these agreements is filed herewith as Exhibit B-1. An appendix entitled "Service Company Policy and Procedures" is filed herewith as Exhibit B-2.


----------------------------

6 Id. The Commission has retained jurisdiction pending completion of the record over certain non-utility interests currently owned by RGS. Energy East Corp., et al., HCAR No. 35-27224 (June 27, 2002).

7    Energy East Corp., et al., HCAR No. 26976 (Feb. 12, 1999).

         The presidents of each of the Utility Subsidiaries will serve on the Board of Directors of Shared Services, in addition to other persons as may be elected from time to time. Shared Services will be staffed by employees who will be transferred over time from other Energy East system companies or who will be hired externally. In addition, Shared Services may have access to certain employees who will remain employees of other system companies. Employees of other system companies who devote a portion of their time to Shared Services will directly charge to Shared Services the applicable portion of such time, including appropriate allocations of overhead costs.

         To ensure adequate oversight and realize economies of scale, certain administrative and operating functions for the companies in the Energy East system will be consolidated and provided through Shared Services. Because the principal operations of the Energy East system are conducted by its Utility Subsidiaries it is expected that these companies will provide the greatest opportunities for the efficient consolidation of administrative and operating activities within Shared Services. As a general rule, the individual system companies will continue to perform services that can benefit from individualized application at the company level, with Shared Services performing functions that can be more economically and efficiently performed in a centralized manner. In particular, it is anticipated that, subject to the requirements or limitations of state and federal law, the following classes of services may be offered by Shared Services to the Energy East system companies:

     Accounting Services:

         Shared Services may provide customary accounting services at the Utility Subsidiary level. These activities include the maintenance of the books and records, Utility Subsidiary annual capital and operating budget preparation (on a per company basis), analysis and interpretation of the companies' operating results, preparation of financial reports required for regulatory filings, preparation of reports to support corporate financial consolidation, fixed asset accounting and supervision of compliance with applicable laws and regulations.

         Shared Services may provide routine treasury services including the coordination of activities relating to cash management, bank reconciliation and administering insurance programs, and tax services for the coordination of income, property and revenue tax compliance and tax accounting at the Utility Subsidiary level.

         Shared Services may provide routine accounts payable services including the accurate and timely payment of invoices and employee expense reports, allocation of expenses to the proper general ledger accounts, production of annual reports to the IRS, maintenance of vendor information and source documents, processing checks and wire transfers, and performing bank reconciliations.

     Human Resources Services:

         Shared Services may implement and administer system-wide employee policies at the Utility Subsidiary level. Shared Services' responsibilities would include the supervision of compliance with legal requirements in the areas of employment, compensation, benefits and employee health, welfare, and safety and contract negotiation and relations management with labor unions; and employee performance management program. Shared Services may also maintain the employee master files relating to each employee as well as manage recruiting, training and promotions.

         Shared Services may provide payroll services including the supervision and coordination of the calculations, records and control requirements necessary to generate payment of employee salaries and wages and to maintain relevant employee information.

         Shared Services may perform records retention services such as coordinating and maintaining a program for ensuring safe on- and off-site records retention in accordance with applicable regulations.

     Regulatory Services:

         Shared Services may assume responsibility for coordination of the Utility Subsidiaries' rates and regulatory economics departments including rate-related compliance matters.

     Legal Services:

         Shared Services may provide legal support for all of the Utility Subsidiaries, including managing litigation, contract review and negotiation, and participating in state and federal regulatory proceedings.

     Transmission and Energy Supply Services:

         Shared Services may provide services for the coordination of electric and/or gas transmission, storage, and supply functions for the Utility Subsidiary companies in compliance with system-wide policies provided by EEMC.

     Information Technology Services:

         Shared Services may supply centralized information technology services for the Utility Subsidiaries, such as Data Center Operations, IS Networking and Telecommunications systems operations and maintenance, software applications development and maintenance, technology development, end user support, and printing and mailing of utility customer bills.

     Supply Chain Services:

         Shared Services may provide centralized purchasing services such as procurement of materials and supplies, fleet services, contract administration and materials management for the Utility subsidiaries.

     Customer Services:

         Shared Services may assume responsibility for providing Call Center Operations, which would include responding to the client entity's customer calls, customer billing, accounts receivable, credit and collections services, customer satisfaction monitoring and management of low income programs.

     Engineering Services:

         Shared Services may supply centralized customary engineering services for Energy East system companies, including design engineering, general engineering, construction engineering and GIS technology development, meter services and testing, and operations.

         The Service Agreements will provide methodologies to ensure that all client companies pay to Shared Services the cost of all services, computed in accordance with the applicable rules and regulations (including, but not limited to Rules 90 and 91) under the Act and appropriate accounting standards. Where more than one client company is involved in, or has received benefits from, a service performed by Shared Services, the Service Agreements will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in appendices to the Service Agreements. Thus, charges for all services provided by Shared Services to Energy East system companies will be on an "at cost" basis as determined under Rules 90 and 91 under the Act.

         Shared Services will maintain its accounts, cost-accounting procedures and other records in accordance with the requirements of the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies utilizing, however, the chart of accounts specified in the FERC Uniform System of Accounts for Public Utilities and Licensees (18 C.F.R. Part
101). Exhibit B-2 hereto summarizes the policies and procedures that will be used to implement the Service Agreements. Shared Services will file annual reports on Form U-13-60 in accordance with Rule 94, commencing with the report for calendar year 2003.

         No material change in the organization of Shared Services, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered by Shared Services, subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until Shared Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify Shared Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Shared Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

         Rule 88 (b) provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or to be conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule 90], will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on other occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on a Form U-13-1. See UNITIL Corp., 51 SEC Docket 562 (Apr. 24, 1992); CINergy Corp., 57 SEC Docket 2353 (Oct. 21, 1994). In this Application, Energy East has submitted substantially the same application information as would have been submitted in a Form U-13-1. Accordingly, it is appropriate to find that Shared Services will be so organized and its business will be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

     D.   SHARED SERVICES AND EEMC CONTRASTED

         Energy East notes that each of Shared Services and EEMC would have different foci of operations which are distinct from the scope of activities to be engaged in by the other. Shared Services' clients will be principally the Utility Subsidiaries and, indirectly, each utility's customers and its local regulatory commission. Shared Services' mission will be to apply economies of scale and best practices across all the utility operations of the Energy East system to serve these clients better and at a lower cost. As noted above, Shared Services seeks to provide supply chain, information technology, accounting, human resources, customer service, payroll, engineering, regulatory services and numerous other day-to-day operating and administrative services that all Utility Subsidiaries require to operate reliably and efficiently.

         The focus of Shared Services on making the Energy East Utility Subsidiaries more efficient, safer, reliable and coordinated is reflected in its board of directors which will be comprised of the presidents of each of the Utility Subsidiaries. The influence of these chief executives, with their collective experience in the utility industry and bottom line responsibility over their respective Utility Subsidiaries, should help to ensure that Shared Services provides the most cost effective and relevant services to its clients. Other employees of Shared Services are also likely to come from the Energy East Utility Subsidiary ranks as functions are centralized at Shared Services. Accordingly, from the outset Shared Services' mission and its employees will be focused on serving the needs of its utility clients.

         In contrast to Shared Services, EEMC's focus is strategically managing the Energy East system as a whole with a view towards achieving growth and benefits for the system as a whole. EEMC will have a national and regional focus for its activities and will be principally engaged in general management and providing strategic services to the Energy East System. These services would include overall corporate supervision of the Energy East system, strategic advice, investor relations, corporate finance, corporate governance and related activities associated with maintaining a publicly-held holding company that is a regional energy services provider, such as corporate financial consolidation and reporting. EEMC will emphasize corporate strategy and tactics in its activities and establish the overall framework within which a multitude of corporate functions will be performed and managed on a day-to-day basis by Shared Services. In contrast, Shared Services will be engaged in the details of operations, for example, determining how to procure electric transformers at the best price, how to efficiently run a call center, or how to distribute inventories of spare parts across the system to facilitate rapid storm recovery. EEMC's customers are really the public stakeholders of Energy East and its subsidiaries; shareholders, bond holders, institutional investors, rating agencies, the financial community generally, and the customers and their political representatives in each state where Energy East operates and nationally.

         EEMC's staff, which will be much smaller than Shared Services' staff, is expected to be composed of relatively senior-level personnel drawn from throughout the Energy East system. Shared Services, in contrast, will be focused on the enhanced provision of administrative and operational services that can be efficiently and economically performed on a centralized basis within the Energy East system. The operations focus of Shared Services means that it will be a principal component of the economical and efficient development of an integrated Energy East utility system as it rationalizes the many operating functions that are currently distributed throughout the Energy East system's many utility and non-utility subsidiaries. Shared Services would be focused on becoming a class leader in the provision of administrative and operating services to its Utility Subsidiary clients.

         EEMC has a role in managing the development of Shared Services into a first-in-class service provider. EEMC's concern with system-wide development and managing the system's assets for the benefit of shareholders and other stakeholders will help it to apply market discipline to its examination of Shared Services' performance with a critical eye for efficiency, reasonableness and appropriateness. For example, although Shared Services will be engaged in benchmarking and other periodic internal reviews to determine whether its services are provided efficiently, the separate management oversight provided by EEMC should provide an extra check on the decisions made by Shared Services and the effectiveness of their execution. The different activities, responsibilities and ultimate consumers of the services provided by Shared Services and EEMC, accordingly, give each service company a separate mission within the Energy East organization and a substantial reason for each to be authorized as a subsidiary service company under the Act. Rather than being a source of duplication and waste, the separate roles of Shared Services and EEMC should help to promote the economical and efficient performance of services for the benefit of the associate companies served consistent with the requirements of the Act.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses incurred or to be incurred in connection with this Application are estimated not to exceed $__(*)__.

(*) To be filed by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         Section 13 of the Act and Rules 87, 88, 90 and 91 are considered applicable to the proposed transactions.

         To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

         The transactions proposed herein are also subject to Rule 54, which provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiary of a registered holding company that is an "exempt wholesale generator" ("EWG") or a "foreign utility company" ("FUCO") in determining whether to approve any transaction that is unrelated to the financing of any EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. These standards are met.

         Rule 53(a)(1): As of June 30, 2002, Energy East's "aggregate investment" in EWGs and FUCOs is approximately $21.8 million, or approximately 2.1% of Energy East's "consolidated retained earnings" at June 30, 2002 (approximately $1.1 billion).

         Rule 53(a)(2): Energy East will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

         Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

         Rule 53(a)(4): Energy East will submit a copy of any Application filed with the Commission and each amendment thereto, and will submit copies of any Rule 24 certificates as well as a copy of Energy East's Annual Report on Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries, in each case as required by Rule 53.

         In addition, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.  REGULATORY APPROVALS

         Each of the public service commissions in New York, Maine, Massachusetts, and Connecticut exercise some degree of regulatory oversight over transactions between regulated public utilities and their affiliates and associate companies.

     A.  NEW YORK PUBLIC SERVICE COMMISSION ("NYPSC").

         Generally, the NYPSC has jurisdiction under Section 110 of the New York Public Service Law over transactions between public utilities and their affiliates to the extent of access to the accounts or records of such affiliates relating to any such transactions. Section 110 also provides, generally, that all management, construction, engineering or similar contracts between a utility and an affiliate must be filed with the NYPSC and that any charges under such contracts may not exceed the reasonable cost of performing such service. NYSEG, RGE, and their affiliates are subject to the affiliate transaction guidelines set forth in the Joint Proposal in

Case 01-E-0359 and Case 01-M-0404, Appendix B which was approved by the NYPSC in the Order Adopting Provisions of Joint Proposal with Modifications dated February 27, 2002. No additional approval of the NYPSC is required for NYSEG or RG&E to enter into the Service Agreement.

     B.  MAINE PUBLIC UTILITIES COMMISSION ("MPUC").

         The MPUC has jurisdiction under 35-A Maine Revised Statutes ss. 707.3 to review and approve all transactions between Maine public utility companies and their affiliates under a standard that the transaction is not adverse to the public interest. Under ss. 707.2, the MPUC may require the production of all books, records, documents and other information relating to transactions between a utility and its affiliates. Chapter 820 of the MPUC's Rules establishes additional provisions governing transactions between a utility and its affiliates, including pricing provisions relating to the provision of services. Chapter 820 provides that any utility equipment, facility, service or personnel used by an affiliate be charged to the affiliate at a tariffed rate if available, at the market price if no tariffed rate exists, or otherwise at fully distributed cost. Chapter 820 follows the principles of the rules of the Federal Communications Commission regarding cost allocations between a utility and its affiliates. Under Chapter 820, equipment, facilities, services or personnel of a utility affiliate used by that utility must be priced at the same price charged non-affiliates, or if such a price is not available, then the affiliate must charge the market price.

         In its order approving the merger of CMP Group with Energy East, issued January 4, 2000, the MPUC imposed, as a condition of its approval, the requirement that Energy East and its affiliates, to the extent that their activities relate to or in any way impact the operations, costs, or revenues of Central Maine Power in Maine, be subject to the MPUC's jurisdiction for discovery purposes and that they participate as a party in any proceeding when deemed necessary by the MPUC. Further, to assure the MPUC that it would also retain oversight over affiliate transactions for ratemaking purposes after completion of the CMP Group Merger, CMP Group and Energy East agreed to request that this Commission include, in any order approving the merger of CMP Group and Energy East, the following language:

          It is the Commission's intention that the Maine Public Utilities Commission will retain the right to review and disallow costs of services rendered by or to any Maine public utility company in the Energy East Corporation registered holding company system that may be subject to recovery in rates.8

That request was made in Amendment No. 3 to Energy East's
Application/Declaration on Form U-1 (File No. 70-09569), filed March 3, 2000.

         No additional approvals of the MPUC are required for Central Maine Power to enter into the Service Agreement.

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8 Order Approving Request for Approval of Reorganization and Affiliated Interest Transactions, MPUC Docket No. 99-411 at 26 (January 4, 2000).

     C.  MASSACHUSETTS DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY ("MDTE").

         The MDTE has jurisdiction pursuant to Section 94B of Chapter 164 of the Massachusetts General Laws to review and approve all contracts between Berkshire Gas and any affiliated company pursuant to which compensation will be paid for services rendered unless the agreement explicitly subjects the level of payment to subsequent review by the MDTE in a base rate proceeding. The MDTE has also adopted Standards of Conduct that include pricing conditions on transactions between regulated utilities such as Berkshire Gas and affiliated entities. See 220 C.M.R. ss. 12.00 et seq. The MDTE's Standards of Conduct also require Berkshire Gas to submit regular reports of its transactions with affiliates. No additional approval of the MDTE is required for Berkshire Gas to enter into the Service Agreement.

     D.  CONNECTICUT DEPARTMENT OF PUBLIC UTILITY CONTROL ("DPUC")

         The DPUC has jurisdiction under ss. 16-8c of the Connecticut General Statutes to review affiliate transactions between a holding company or subsidiary that is related to a public service company as necessary to protect customers of the public service company from any adverse impacts. In its order approving the merger of Energy East with Connecticut Energy Corporation, issued December 16, 1999, (Docket No. 99-07-20, CNE Merger Docket), the DPUC imposed, as a condition of its approval, the requirement that any modification to current cost allocation policies for Southern Connecticut Gas resulting from the Mergers be filed for approval. The DPUC has previously ordered that any proposed changes to existing Service Agreements between Connecticut Energy Corporation and its subsidiaries be filed with the DPUC at least 60 days prior to its effective date. See Docket No. 77-08-28, Reopening May 21, 1997. In its order approving the merger of Energy East with CTG Resources, Inc., issued January 19, 2000, (Docket No. 99-08-09, CTG Merger Docket), the DPUC imposed, as a condition of its approval, the requirement that any modification to current cost allocation policies for Connecticut Natural Gas resulting from the Mergers be filed, although without the explicit condition that they be approved. No additional approvals of the DPUC are required for Connecticut Natural Gas or Southern Connecticut Gas to enter into the Service Agreement.

         Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

ITEM 5.  PROCEDURE

         The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicant requests that the Commission's order approving this Application/Declaration be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicant hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

     A.  EXHIBITS.

         A-1 Certificate of Incorporation of Energy East Shared Services Corporation. (To be filed by amendment).

         A-2 By-Laws of Energy East Shared Services. (To be filed by amendment).

         B-1 Form of Service Agreement between Energy East Shared Services and Energy East System Client Company, including Appendix A. (To be filed by amendment).

         B-2 Energy East Shared Services Policies and Procedures (To be filed by amendment).

         F-1  Opinion of Counsel. (To be filed by amendment).

         F-2  Past Tense Opinion of Counsel. (To be filed pursuant to Rule 24).

         H    Proposed Form of Notice. (Filed herewith).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         The transaction will not involve major federal action significantly affecting the quality of the human environment as those terms are used in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved. Second, consummation of the transaction will not result in changes in the operations of Energy East or its subsidiaries that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicant has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                      ENERGY EAST CORPORATION

                                      By:     /s/ Kenneth M. Jasinski
                                              -----------------------
                                      Name    Kenneth M. Jasinski
                                      Title:  Executive Vice President and Chief
                                              Financial Officer
Date:  March 18, 2003

                                  Exhibit Index


     H    Proposed Form of Notice.